Exhibit 99.1

Ondo Global Markets Tokenizes Enlivex’s Ordinary Shares

Nes-Ziona, Israel, April 08, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today announced that Ondo Finance (“Ondo”) has launched ENLVon, the Ondo tokenized representation of ENLV’s ordinary shares on Ondo’s Global Markets platform.

Through the launch of ENLVon, non-U.S. retail and institutional investors can gain direct economic exposure to Enlivex’s ordinary shares through digital infrastructure, without needing a traditional brokerage account. ENLVon can be held in a compatible digital wallet, transferred subject to applicable platform and regulatory requirements, and may be integrated into a growing ecosystem of financial applications, including use as collateral or within lending and yield-generating strategies. The model also enables fractional exposure with low minimum investment amounts and near-instant settlement.

The tokenized stock market has recently surpassed $1 billion in on-chain value1, highlighting the rapid growth of this emerging asset class and its potential to broaden access to traditional securities for investors globally. Within this market, Ondo has established itself as the leading platform, with more than 61% market share and approximately $653 million in tokenized stock value, while supporting roughly 265 tokenized securities and ETFs across major blockchain networks including Ethereum, BNB Chain, and Solana2.

Oren Hershkovitz, Chief Executive Officer of Enlivex, stated, “We view the tokenization of Enlivex on Ondo Global Markets as an extension of our efforts to align the Company with innovation at the intersection of capital markets and blockchain infrastructure. ENLVon expands accessibility to a global base of digitally native investors who understand what we are building: the only Nasdaq-listed company operating a prediction markets treasury alongside a clinical-stage quality longevity program.”

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis.

In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements relating to the anticipated benefits of the Company’s tokenization strategy; the potential impact of ENLVon’s availability through Ondo Global Markets on investor access, market visibility, and trading flexibility; market size and growth opportunities in tokenized securities; regulatory and technological developments relating to digital assets and tokenized equities; and the Company’s broader business strategy, clinical development programs, financial condition, and future performance.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk that tokenization of the Company’s equity does not lead to increased liquidity, trading activity, or investor interest; risks associated with digital asset exchanges, custodians, trading venues, and market infrastructure; legal, tax, commercial, and regulatory uncertainty regarding tokenized securities and digital assets; changes in market, business, financial, or geopolitical conditions; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission.

The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Ltd.
shachar@enlivex.com

[1]	Crypto.com DeFi Weekly (March 18, 2026)
[2]	AInvest (March 28, 2026)